UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HESKA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

42805E-306
(CUSIP Number)

Kevin S. Wilson
3760 Rocky Mountain Avenue
Loveland, CO 80538
(970) 775-2247
With a copy to:
Rudolph C. Shepard
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(919) 725-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kevin S. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
584,331 (2)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
584,331 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
584,331 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by Heska Corporation (the "Issuer") in its Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on March 26, 2019.

(2)
Includes 195,000 shares owned by Mr. Wilson and 46,000 shares underlying outstanding options which are exercisable or will become exercisable within 60 days of the date hereof, 162,763 shares held by Cuattro, LLC, 138,743 shares held by the Wilson Family Trust, 16,099 shares held by Cuattro Foundation and 25,726 shares held in trusts for the benefit of Mr. Wilson’s children for which a third party is trustee. Mr. Wilson’s spouse, Shawna M. Wilson (“Mrs. Wilson”), may be deemed to share with Mr. Wilson voting and dispositive power over these shares. In addition, Cuattro, LLC is a limited liability company which is 100% owned by Mr. and Mrs. Wilson and trusts for the benefit of their children and family. Mr. Wilson, Mrs. Wilson, and the two eldest of their children control Cuattro Foundation, a 501(c)(3) charitable organization.
Mr. Wilson disclaims beneficial ownership of the shares held by trusts for the benefit of Mr. and Mrs. Wilson’s children.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cuattro, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
162,763 (1)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
162,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
162,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (LLC)

(1)
Mr. and Mrs. Wilson may be deemed to share with Cuattro, LLC voting and dispositive power over these shares. The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Wilson Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
138,743 (1)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
138,743 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,743 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)
Mr. and Mrs. Wilson, as trustees of this trust, may be deemed to share with this trust voting and dispositive power over these shares. The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cuattro Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
16,099 (1)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
16,099 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,099 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)
Mr. and Mrs. Wilson may be deemed to share with Cuattro Foundation voting and dispositive power over these shares. The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shawna M. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,000 (2)
	8	SHARED VOTING POWER
584,331 (3)
	9	SOLE DISPOSITIVE POWER
7,000 (2)
	10	SHARED DISPOSITIVE POWER
584,331 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,331 (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.
(2)	Includes 7,000 shares owned by Mrs. Wilson.
(3)
Includes 195,000 shares held by Mr. Wilson and 46,000 shares underlying outstanding options which are exercisable or will become exercisable within 60 days of the date hereof, 162,763 shares held by Cuattro, LLC, 138,743 shares held by the Wilson Family Trust, 16,099 shares held by Cuattro Foundation, and 25,726 shares held in trusts for the benefit of Mr. and Mrs. Wilson’s children for which a third party is trustee. Mrs. Wilson disclaims beneficial ownership of the shares held by Mr. Wilson and by trusts for the benefit of Mr. and Mrs. Wilson’s children.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Christian Kyle Wilson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
6,432 (2)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
6,432 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)	The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.
(2)
This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ. Mr. and Mrs. Wilson may be deemed to share with The Christian Kyle Wilson Trust voting and dispositive power over these shares.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Collin Michael Wilson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
6,430 (2)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
6,430 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,430 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)	The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.
(2)
This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ. Mr. and Mrs. Wilson may be deemed to share with The Collin Michael Wilson Trust voting and dispositive power over these shares.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Conner Jacob Wilson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
6,432 (2)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
6,432 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)	The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.
(2)
This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ. Mr. and Mrs. Wilson may be deemed to share with The Conner Jacob Wilson Trust voting and dispositive power over these shares.

CUSIP No. 42805E-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Cora L. Wilson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) (see instructions) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--0--
	8	SHARED VOTING POWER
6,432 (2)
	9	SOLE DISPOSITIVE POWER
--0--
	10	SHARED DISPOSITIVE POWER
6,432 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Trust)

(1)	The percentage owned is based on 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by the Issuer in its Schedule 14A filed with the Commission on March 26, 2019.
(2)
This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ. Mr. and Mrs. Wilson may be deemed to share with The Cora L. Wilson Trust voting and dispositive power over these shares.

CUSIP No. 42805E-10-8

EXPLANATORY NOTE:
Responses to each item of this Statement on Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

The reporting persons identified below are filing this Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by the reporting persons on June 7, 2016 (the “Original Schedule 13D), to report their beneficial ownership of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Heska Corporation, a Delaware corporation ("Heska"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein, and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.     Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reporting Persons

(a) This Schedule 13D/A is filed by (i) Kevin S. Wilson; (ii) Shawna M. Wilson; (iii) the Christian Kyle Wilson Trust; (iv) the Collin Michael Wilson Trust; (v) the Conner Jacob Wilson Trust; (vi) the Cora L. Wilson Trust (with Christian, Collin, Conner, and Cora, collectively referred to hereinafter as the "Children" and the trusts collectively as the "Children's Trusts"); (vii) Cuattro, LLC ("Cuattro"); (viii) the Wilson Family Trust and (ix) Cuattro Foundation (collectively, the "Reporting Persons").

(b) The business address of Mr. Wilson is 851 Elkhorn, Bachelor Gulch, Avon, CO 81620. The business address of Shawna M. Wilson is PO Box 4605, Edwards, CO 81632. The business address of Clint Roth, Trustee of the Children's Trusts is 6404 North 185th Ave, Waddell, AZ 85355-9508. The business address of Cuattro is P.O. Box 4605, Edwards, CO, 81632. The business address of Cuattro Foundation is 150 Capital Drive #280, Golden, CO, 80401. The business address of Wilson Family Trust is P.O. Box 4605, Edwards, CO, 81632.

(c) Cuattro is in the business of developing radiography systems. The principal occupation of Mr. Wilson is the President and CEO of Heska and the founder of Cuattro. Mr. and Mrs. Wilson are trustees of the Wilson Family Trust. The Children are not employed and are not seeking employment. Cuattro Foundation is a 501(c)(3) charitable organization.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cuattro is organized under the laws of Delaware. Mr. Wilson, Shawna M. Wilson, and the Children are citizens of the United States of America.

CUSIP No. 42805E-10-8

Item 3.     Source and Amount of Funds or Other Considerations

The following paragraphs are hereby added at the end of Item 3 of the Original Schedule 13D:

On December 1, 2017, Mr. Wilson was issued 16,875 restricted shares that are subject to possible market price vesting through December 1, 2024 as follows: 5,625 of such shares shall vest each time the Company’s stock price per share first averages over a 20-trading day period $110 per share, $125 per share and $150 per share. If any of such vesting events is achieved prior to the first anniversary of the grant date, then such vesting event will be deemed to be the first anniversary of the grant date. Also Mr. Wilson was issued 28,125 restricted shares that are subject to possible vesting in three installments of 9,375 shares each if the Company achieves targeted operating income results of $25 million, $30 million and $35 million through the Company’s fiscal years ending December 31, 2024, with vesting to occur no earlier than the later of (i) three years following the achievement of such target or (ii) the date occurring in calendar year 2022 that the Company's independent registered public accountants issue their financial report for the preceding fiscal year.

On March 7, 2018, Mr. Wilson was issued 12,000 restricted shares that are subject to possible vesting thresholds as follows: 7,000 shares will vest on the anniversary of the 2020 S&P Vesting Date if the S&P Performance-Vesting Threshold for the period ending on the 2020 S&P Vesting Date is achieved and 5,000 shares will vest on the anniversary of the 2022 S&P Vesting Date if the S&P Performance-Vesting Threshold for the period ending on the 2022 S&P Vesting Date is achieved. On March 7, 2018, Mr. Wilson was granted stock options for the right to buy 30,000 shares of Heska’s Common Stock at an exercise price of $69.77 per share. These stock options were to vest in three equal annual installments beginning on March 7, 2019 and ending on March 7, 2021. The right to buy 30,000 shares consisted of the right to buy 4,299 shares under an Incentive Stock Option grant and 25,701 shares under a Non-Qualified Stock Option grant.

On May 3, 2018, Mr. Wilson was issued 33,000 restricted shares that are subject to possible revenue-vesting thresholds on an annual basis as follows: (i) $170 million, (ii) $200 million, (iii) $230 million and (iv) $260 million.

On November 26, 2018, Heska Imaging. LLC, a wholly-owned subsidiary of Heska Corporation, entered into a Purchase Agreement for Certain Assets (the "Purchase Agreement") with Cuattro, LLC, pursuant to which Heska Imaging, LLC was to purchase certain software and related assets (the "Software Assets") for an aggregate purchase price of approximately $8.2 million and terminate its existing license of the Software Assets and certain related obligations (the "2018 Imaging Transactions"). The aggregate purchase price was to consist of $2.75 million in cash and 54,763 shares of the Company’s common stock, $0.01 par value per share. The 2018 Imaging Transactions closed on December 21, 2018 when Cuattro, LLC was issued 54,763 shares.

On December 27, 2018, Cuattro Foundation acquired 16,099 shares upon the donation of such shares to Cuattro Foundation via a bona fide gift by Cuattro, LLC.

CUSIP No. 42805E-10-8

Item 4.     Purpose of Transaction

The first paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained in Item 3 above is incorporated herein by reference. Mr. Wilson's purposes in acquiring Heska's stock were (i) to consolidate the Software Assets into Heska and (ii) as part of his incentive compensation as an executive of Heska.

The following paragraphs are hereby added after the second to last paragraph of Item 4 of the Original Schedule 13D:

Mr. Wilson serves as Chief Executive Officer and President of Heska.

On July 1, 2016, Mr. Wilson disposed of 14,040 shares of Heska's Common Stock.

On July 6, 2016, Mr. Wilson disposed of 5,960 shares of Heska's Common Stock.

On July 8, 2016, Mr. Wilson disposed of 10,000 shares of Heska's Common Stock.

On July 18, 2016, Mr. Wilson disposed of 5,465 shares of Heska's Common Stock.

On July 20, 2016, Mr. Wilson disposed of 3,779 shares of Heska's Common Stock.

On July 29, 2016, Mr. Wilson disposed of 20 shares of Heska's Common Stock.

On August 2, 2016, Mr. Wilson disposed of 16 shares of Heska's Common Stock.

On August 3, 2016, Mr. Wilson disposed of 30,720 shares of Heska's Common Stock.

On August 26, 2016, each of the Children's Trusts disposed of 5,000 shares of Heska's Common Stock.

On March 6, 2017, each of the Children's Trusts disposed of 2,000 shares of Heska's Common Stock.

On August 24, 2017, Mrs. Wilson disposed of 5,000 shares of Heska's Common Stock via a bona fide gift.

On November 9, 2018, Mr. Wilson disposed of 3,190 shares of Heska's Common Stock.

On November 28, 2018, Mr. Wilson disposed of 181 shares of Heska's Common Stock.

On November 30, 2018, Mr. Wilson disposed of 1,629 shares of Heska's Common Stock.

On November 30, 2018, The Collin Michael Wilson Trust disposed of 2 shares of Heska's Common Stock.

CUSIP No. 42805E-10-8

On December 27, 2018, Mrs. Wilson disposed of 8,092 shares of Heska Common Stock via a bona fide gift.

On December 27, 2018, Cuattro disposed of 16,099 shares of Heska Common Stock via a bona fide gift to Cuattro Foundation.

The last paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Subject to the foregoing, other than as disclosed in Heska's Schedule 14A filed with the Commission on March 26, 2019, Mr. Wilson does not have a current plan or proposals which relate to the following:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of Heska;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Heska or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Heska or any of its subsidiaries;
(d) any change in the present board of directors or management of Heska, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Heska;
(f) any other material change in Heska's business or corporate structure, including but not limited to, if Heska is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) changes in Heska's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Heska by any person;
(h) causing a class of securities of Heska to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Heska becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Heska had 7,742,222 shares of Common Stock outstanding as of March 13, 2019, as reported by in its Schedule 14A filed with the Commission on March 26, 2019. Mr. Wilson beneficially owns 584,331 shares of Common Stock of Heska, including 46,000 shares underlying outstanding options which are exercisable or will become exercisable within 60 days of the date hereof, representing approximately 7.5% of the total outstanding shares of Heska's Common Stock.

Cuattro, a Reporting Person, beneficially owns an aggregate of 162,763 shares of Heska's Common Stock, representing approximately 2.1% of the total outstanding shares of Heska's Common Stock.

CUSIP No. 42805E-10-8

The Wilson Family Trust, a Reporting Person, beneficially owns an aggregate of 138,743 shares of Heska's Common Stock, representing approximately 1.8% of the total outstanding shares of Heska's Common Stock.

Cuattro Foundation, a Reporting Person, beneficially owns an aggregate of 16,099 shares of Heska's Common Stock, representing approximately 0.2% of the total outstanding shares of Heska's Common Stock.

Shawna M. Wilson, a Reporting Person, beneficially owns an aggregate of 591,331 shares of Heska's Common Stock, including 46,000 shares underlying outstanding options which are exercisable or will become exercisable within 60 days of the date hereof, representing approximately 7.6% of the total outstanding shares of Heska's Common Stock.

Each of the Children's Trusts, each individually a Reporting Person, beneficially owns an aggregate of 6,432 shares of Heska's Common Stock, with the exception of The Collin Michael Wilson Trust which owns 6,430 shares of Heska's Common Stock, each representing approximately 0.1% of the total outstanding shares of Heska's Common Stock.

(b) Mr. Wilson has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 584,331 shares of Heska's Common Stock.

Cuattro has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 162,763 shares of Heska's Common Stock.

The Wilson Family Trust has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 138,743 shares of Heska's Common Stock.

Mrs. Wilson has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of 7,000 shares of Heska's Common Stock. She has a shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 584,331 shares of Heska's Common Stock.

Each of the Children's Trusts has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 6,432 shares with the exception of The Collin Michael Wilson Trust which owns 6,430 shares of Heska's Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7.     Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following agreements and or documents are being filed with, or incorporated by reference into, this Statement:

CUSIP No. 42805E-10-8

1. Restricted Stock Grant Agreement between Heska and Kevin S. Wilson, effective as of December 1, 2017 (incorporated by reference to Heska’s Form 10-K for the year ended December 31, 2017).
2. Employment Agreement between Heska and Kevin S. Wilson, effective as of March 7, 2018 (incorporated by reference to Heska’s Form 10-Q for the quarter ended March 31, 2018).
3. Restricted Stock Grant Agreement between Heska and Kevin S. Wilson, effective as of March 7, 2018 (incorporated by reference to Heska’s Form 10-Q for the quarter ended March 31, 2018).
4. Notice of Stock Option Grant for options issued on March 7, 2018 (incorporated by reference to Heska’s Form 10-Q for the quarter ended March 31, 2018).
5. Restricted Stock Grant Agreement between Heska and Kevin S. Wilson, effective as of May 3, 2018 (incorporated by reference to Heska’s Form 10-Q for the quarter ended June 30, 2018).
6. Form 8-K of Heska, filed with the Commission on November 30, 2018 and incorporated herein by reference.
7. Joint Filing Agreement (previously filed)

CUSIP No. 42805E-10-8

SIGNATURES
After reasonable inquiry and to the best of undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2019
Kevin S. Wilson
	By:	/s/ Kevin S. Wilson Kevin S. Wilson

Shawna M. Wilson
	By:	/s/ Shawna M. Wilson Shawna M. Wilson

Christian Kyle Wilson Trust
	By: Name: Title:	/s/ Clint Roth Clint Roth Trustee

Collin Michael Wilson Trust
	By: Name: Title:	/s/ Clint Roth Clint Roth Trustee

Conner Jacob Wilson Trust
	By: Name: Title:	/s/ Clint Roth Clint Roth Trustee

Cora L. Wilson Trust
	By: Name: Title:	/s/ Clint Roth Clint Roth Trustee

Wilson Family Trust
	By: Name: Title:	/s/ Kevin S. Wilson Kevin S. Wilson Trustee

Cuattro, LLC
	By: Name: Title:	/s/ Kevin S. Wilson Kevin S. Wilson Manager

Cuattro Foundation
	By: Name: Title:	/s/ Kevin S. Wilson Kevin S. Wilson Trustee, President